R.G. BARRY CORPORATION
13405 Yarmouth Road, N.W.
Pickerington, Ohio 43147
Phone 614/864-6400
Fax 614/866-9787
April 1, 2011
United States Securities and Exchange Commission
Division of Corporation Finance
Attention: Mr. John Reynolds, Assistant Director
100 F Street N.E.
Washington, D.C. 20549

Re:	R. G. Barry Corporation Form 10-K for Fiscal Year Ended July 3, 2010 Filed September 9, 2010 File No. 001-08769
Dear Mr. Reynolds:
This letter is in response to the comment of the United States Securities and Exchange Commission (the “Commission”) provided in your letter dated March 23, 2011, related to the Annual Report on Form 10-K for the fiscal year ended July 3, 2010 (the “Form 10-K”) of R.G. Barry Corporation (the “Company”), which Form 10-K was filed September 9, 2010.
In responding to the Commission’s comment, the Company acknowledges that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

April 1, 2011
The following includes your comment numbered to match the comment in your letter followed by the Company’s response:
Form 10-K, filed September 9, 2010
1. We note that exhibit 10.54 is missing schedules, exhibits or attachments. Please confirm that you will file this exhibit in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K or advise.
In response to the Commission’s comment, the Company will file exhibit 10.54 in its entirety, including any schedules, exhibits and attachments thereto, with the Company’s Quarterly Report on Form 10-Q for the quarterly period ended April 2, 2011, which is the Company’s next periodic report to be filed with the Commission.
Please direct any additional questions or comments to me at (614) 729-7270.

Very truly yours,
/s/ José G. Ibarra

José G. Ibarra

Senior Vice President - Finance and Chief Financial Officer